Exhibit 99.1

Weibo Announces First Quarter 2026 Unaudited Financial Results

BEIJING, China – May 28, 2026 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

“We are pleased with the first quarter results,” said Gaofei Wang, CEO of Weibo. “On the user and product front, we optimized the homepage feed consumption experience and enhanced supply and distribution of quality video content, driving user retention and engagement on our platform. On the content ecosystem front, we enhanced user content consumption efficiency and engagement by improving the quality of trending content, deepening community interaction, and strengthening AI-powered search capabilities. On the monetization front, our advertising business exhibited stabilized trend in the first quarter. We continued to expand our unique content marketing approach across more industries and clients, while leveraging AI to systematically improve advertising conversion effectiveness.”

First Quarter 2026 Highlights

•	Net revenues were US$421.3 million, an increase of 6% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were US$369.8 million, an increase of 9% year-over-year or an increase of 3% year-over-year on a constant currency basis [1].
•	Value-added services ("VAS") revenues were US$51.6 million, a decrease of 11% year-over-year or a decrease of 15% year-over-year on a constant currency basis [1].
•	Income from operations was US$110.9 million, representing an operating margin of 26%.
•	Net income attributable to Weibo’s shareholders was US$34.7 million and diluted net income per share was US$0.14.
•	Non-GAAP income from operations was US$119.8 million, representing a non-GAAP operating margin of 28%.
•	Non-GAAP net income attributable to Weibo’s shareholders was US$91.9 million and non-GAAP diluted net income per share was US$0.34.
•	Monthly active users ("MAUs") were 562 million in March 2026.
•	Average daily active users ("DAUs") were 254 million in March 2026.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the first quarter of 2026 was the same as it was in the first quarter of 2025, or RMB7.25=US$1.00.

First Quarter 2026 Financial Results

For the first quarter of 2026, Weibo’s total net revenues were US$421.3 million, an increase of 6% compared to US$396.9 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2026 were US$369.8 million, an increase of 9% compared to US$339.1 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$326.5 million, an increase of 10% compared to US$296.5 million for the same period last year. The increase mainly resulted from favorable foreign exchange impact on the reported numbers as well as incremental advertising demand from certain sectors, such as internet services, automobile and local services. Advertising and marketing revenues from Alibaba were US$43.3 million, an increase of 2% compared to US$42.6 million for the same period last year.

VAS revenues for the first quarter of 2026 were US$51.6 million, a decrease of 11% compared to US$57.7 million for the same period last year, primarily due to less revenue contribution from game-related business.

Costs and expenses for the first quarter of 2026 totaled US$310.4 million, an increase of 8% compared to US$286.5 million for the same period last year, mainly due to the increase of ad production cost and marketing expense, partially offset by the decrease of general and administrative expense.

Income from operations for the first quarter of 2026 was US$110.9 million, compared to US$110.3 million for the same period last year. Operating margin was 26%, compared to 28% last year. Non-GAAP income from operations was US$119.8 million, compared to US$129.5 million for the same period last year. Non-GAAP operating margin was 28%, compared to 33% last year.

Non-operating loss for the first quarter of 2026 was US$59.9 million, compared to non-operating income of US$22.1 million for the same period last year. Non-operating loss for the first quarter of 2026 mainly included (i) loss from fair value change of investments of US$35.0 million, which was excluded under non-GAAP measures; and (ii) net interest and other loss of US$24.9 million, which included equity pick up losses of US$22.1 million.

Income tax expenses for the first quarter of 2026 were US$15.7 million, compared to US$24.3 million for the same period last year. The decrease in tax expenses in the first quarter of 2026 was mainly due to the reversal of US$6.7 million deferred tax liability related to equity pick up losses which was recognized in prior periods.

Net income attributable to Weibo’s shareholders for the first quarter of 2026 was US$34.7 million, compared to US$107.0 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2026 was US$0.14, compared to US$0.41 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the first quarter of 2026 was US$91.9 million, compared to US$119.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2026 was US$0.34, compared to US$0.45 for the same period last year.

As of March 31, 2026, Weibo’s cash, cash equivalents and short-term investments totaled US$2.59 billion. For the first quarter of 2026, cash provided by operating activities was US$164.0 million, capital expenditures totaled US$11.9 million, and depreciation and amortization expenses amounted to US$15.5 million.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on May 28, 2026 (or 7:00 PM to 8:00 PM Beijing Time on May 28, 2026) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instructions will be provided in the confirmation email upon registering.

Participants Registration Link:

https://register-conf.media-server.com/register/BIb549b1f6935046d98b52a0fe61be918e

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conforms to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars and in thousands for shares, except per share data)

	Three months ended
	March 31,	March 31,
	2025	2026
Net revenues:
Advertising and marketing	$339,106	$369,755
Value-added services	57,749	51,570
Net revenues	396,855	421,325

Costs and expenses:
Cost of revenues (1)	88,802	117,743
Sales and marketing (1)	95,810	112,297
Product development (1)	76,021	73,497
General and administrative (1)	25,912	6,867
Total costs and expenses	286,545	310,404
Income from operations	110,310	110,921

Non-operating income (loss):
Investment related income (loss), net	8,357	(35,031)
Interest and other income (loss), net	13,746	(24,884)
	22,103	(59,915)

Income before income tax expenses	132,413	51,006
Less: Income tax expenses	24,291	15,672

Net income	108,122	35,334
Less: Net income attributable to non-controlling interests	334	424
Accretion to redeemable non-controlling interests	824	195
Net income attributable to Weibo’s shareholders	$106,964	$34,715

Basic net income per share attributable to Weibo’s shareholders	$0.45	$0.15
Diluted net income per share attributable to Weibo’s shareholders	$0.41	$0.14

Shares used in computing basic net income per share attributable to Weibo’s shareholders	238,284	239,365
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	266,494	270,121

(1) Stock-based compensation in each category:
Cost of revenues	$1,239	$446
Sales and marketing	2,929	787
Product development	6,840	1,920
General and administrative	4,039	1,383

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	March 31,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	$2,298,941	$1,516,544
Short-term investments	106,139	1,077,669
Accounts receivable, net	400,209	348,327
Prepaid expenses and other current assets	330,356	339,694
Amount due from SINA(1)	441,143	433,992
Current assets subtotal	3,576,788	3,716,226

Property and equipment, net	282,442	283,428
Goodwill and intangible assets, net	265,573	264,596
Long-term investments	1,663,346	1,615,457
Other non-current assets	1,303,037	1,313,890
Total assets	$7,091,186	$7,193,597

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$248,977	$246,496
Accrued expenses and other current liabilities	648,492	642,547
Income taxes payable	80,049	95,663
Deferred revenues	78,315	95,652
Dividends payable	-	149,748
Current liabilities subtotal	1,055,833	1,230,106

Long-term liabilities:
Convertible senior notes	323,944	324,729
Unsecured senior notes	745,630	745,872
Long-term loans	793,976	794,892
Other long-term liabilities	164,240	165,232
Total liabilities	3,083,623	3,260,831

Redeemable non-controlling interests	32,828	17,152

Shareholders’ equity :
Weibo shareholders’ equity	3,920,729	3,860,418
Non-controlling interests	54,006	55,196
Total shareholders’ equity	3,974,735	3,915,614
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,091,186	$7,193,597

(1) Included short-term loans to and interest receivable from SINA of US$401.9 million as of December 31, 2025 and US$397.9 million as of March 31, 2026.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars and in thousands for shares, except per share data)

	Three months ended
	March 31,	March 31,
	2025	2026
Income from operations	$110,310	$110,921
Add : Stock-based compensation	15,047	4,536
Amortization of intangible assets resulting from business acquisitions	4,122	4,345
Non-GAAP income from operations	$129,479	$119,802

Net income attributable to Weibo’s shareholders	$106,964	$34,715
Add: Stock-based compensation	15,047	4,536
Amortization of intangible assets resulting from business acquisitions	4,122	4,345
Investment related gain/loss, net (1)	(8,357)	35,031
Non-GAAP to GAAP reconciling items on the share of equity method investments	1,039	17,776
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(492)	(524)
Tax effects on non-GAAP adjustments (2)	(734)	(5,894)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,943	1,943
Non-GAAP net income attributable to Weibo’s shareholders	$119,532	$91,928

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.45 *	$0.34 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	266,494	270,121
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	266,494	270,121

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$106,964	$34,715
Non-GAAP adjustments	12,568	57,213
Non-GAAP net income attributable to Weibo’s shareholders	119,532	91,928
Interest (income) expense, net	(13,986)	2,394
Income tax expenses	25,025	21,566
Depreciation expenses	9,149	10,865
Adjusted EBITDA	$139,720	$126,753

Net revenues	$396,855	$421,325

Non-GAAP operating margin	33%	28%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31, 2025	March 31, 2026
Net revenues
Advertising and marketing
Non-Ali advertisers	$296,494	$326,503
Alibaba	42,612	43,252
Subtotal	339,106	369,755

Value-added services	57,749	51,570
	$396,855	$421,325